                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended September 30, 1997


                          ----------------------------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


              [Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                             Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

         [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

               This Form 6-K shall be incorporated by reference to
               the registrant's registration statement on Form F-4
           under the Securities Act of 1933, as amended, registration
                                 no. 333-24655.

                                   OLICOM A/S
                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
ITEM 1.   FINANCIAL INFORMATION
          Consolidated Balance Sheets as of
             December 31, 1996 and September 30, 1997                                        3

          Consolidated Statements of Income
             for the three months ended September 30, 1996
             and September 30, 1997                                                          4

          Consolidated Statements of Cash Flows for the nine months
             ended September 30, 1996
             and September 30, 1997                                                          5

          Notes to Consolidated Financial Statements                                         6


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS                                                       8


ITEM 4.   EXHIBITS

Exhibit No.                         Description

     99.1                           Press Release dated October 15, 1997, relating          13
                                    to Financial Results for Third Quarter 1997

                                   OLICOM A/S

                           CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31, 1996        SEPTEMBER 30, 1997
                                                        -----------------        ------------------
                                                                                     (UNAUDITED)
ASSETS                                                                (IN THOUSANDS)

Current assets:
       Cash and cash equivalents                           $  41,663                 $  32,920
       Short term investments                                  9,887                    12,351
       Accounts receivable, less allowance of
              $1,055 in 1996 and $2,164 in 1997               37,712                    56,703
       Inventories                                            22,252                    23,717
       Deferred tax                                              945                     3,941
       Prepaid expenses and other                              3,682                     2,756
                                                           ---------                 ---------
              Total current assets                           116,141                   132,388
Property and equipment                                        11,032                    14,482
Purchased intangibles                                            751                     9,673
Investment in affiliated companies                                 0                       527
                                                           ---------                 ---------

              Total assets                                 $ 127,924                 $ 157,070
                                                           =========                 =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                    $  21,083                 $  15,080
       Accrued payroll and related expenses                    3,424                     3,795
       Accrued product warranty expense                          823                     2,302
       Other accrued expenses                                  1,834                    15,518
       Income taxes payable                                    2,570                     1,314
                                                           ---------                 ---------
              Total current liabilities                       29,734                    38,008


Minority interests                                               681                       876
Shareholders' equity:
       Common shares, DKK 0.25 nominal value
              authorized and issued -
              15,938 in 1996, 18,475 in 1997                     614                       711
       Additional paid - in capital                           52,348                    97,901
       Retained earnings                                      56,849                    32,020
       Treasury stock - 1,255 in 1996 and 1,057 in 1997      (11,831)                  (12,820)
       Unrealized gains/losses on securities                    (471)                      374
                                                           ---------                 ---------
           Total shareholders' equity                         97,509                   118,186
                                                           ---------                 ---------
              Total liabilities and shareholders' equity   $ 127,924                 $ 157,070
                                                           =========                 =========


                             See accompanying notes

                                   OLICOM A/S

                        CONSOLIDATED STATEMENTS OF INCOME

                                                  NINE MONTHS ENDED             THREE MONTHS ENDED
                                                     SEPTEMBER 30,                SEPTEMBER 30,
                                                -----------------------      -----------------------
                                                  1996          1997           1996           1997
                                                ---------     ---------      ---------     ---------

                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     (UNAUDITED)

Net Sales                                       $ 117,917     $ 165,742      $  45,453     $  64,035
Cost of Sales                                      67,384        85,515         25,180        31,676
                                                ---------     ---------      ---------     ---------

       Gross profit                                50,533        80,227         20,273        32,359
                                                ---------     ---------      ---------     ---------

Operating expenses:
       Sales and marketing                         29,790        37,229          9,080        14,760
       Research and development                     9,571        12,011          3,183         5,592
       General and administrative                   5,071         7,896          1,738         3,073
       Acquisition related expenses                 3,787        40,917              0             0
       Special charge re. management                1,402             0              0             0
       change
                                                ---------     ---------      ---------     ---------

           Total operating expenses                49,621        98,053         14,001        23,425
                                                ---------     ---------      ---------     ---------

       Income from operations                         912       (17,826)         6,272         8,934
Sale of minority interest in related                2,878             0              0             0
  party
Interest income (expense) and other, net            1,687           840            220           (11)
                                                ---------     ---------      ---------     ---------

Income before income taxes                          5,477       (16,986)         6,492         8,923
Income taxes                                        2,094         7,649          2,343         2,785
                                                ---------     ---------      ---------     ---------

Income before minority interests                    3,383       (24,635)         4,149         6,138
Minority interests                                    440           195              7            36
                                                ---------     ---------      ---------     ---------

       Net income                               $   2,943     $ (24,830)     $   4,142     $   6,102
                                                =========     =========      =========     =========

Net income (loss) per share                     $    0.20     $   (1.58)     $    0.28     $    0.34
                                                =========     =========      =========     =========

Weighted average shares outstanding                14,793        15,745         14,849        18,203
                                                =========     =========      =========     =========





                             See accompanying notes

                                   OLICOM A/S

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                   1996            1997
                                                                 ---------      ---------
                                                                       (UNAUDITED)
                                                                      (IN THOUSANDS)
Operating activities:
    Net income                                                   $   2,943      $ (24,830)
    Adjustments to reconcile net income to net
       cash provided by (used in) operating activities:

       Depreciation and amortization                                 2,547          3,929
       Gain on sale of affiliate                                    (2,878)             0
       Minority interest in earnings                                   (58)           195
       Deferred income taxes                                          (490)          (846)
       Purchased research and development                            2,431         40,917
       Change in operating assets and liabilities:
           Accounts receivable                                          81        (14,684)
           Other receivables                                           328          1,913
           Inventories                                               9,774          2,292
           Prepaid expenses                                            384         (2,530)
           Accounts payable                                        (12,531)        (8,492)
           Accrued payroll and related expenses                     (3,367)           (56)
           Accrued product warranty expense                             20            298
           Other accrued liabilities                                 2,206         11,071
           Income taxes payable                                      1,010         (1,252)
                                                                 ---------      ---------
              Net cash provided by (used in)
                  operating activities                               2,400          7,925
Investing activities:
    Capital expenditures                                            (6,798)        (4,611)
    Proceeds from sale of property and affiliated company            7,193              0
    Investment in affiliated company Digianswer                          0           (527)
    Proceeds from sale of short-term investments                         0         30,786
    Acquisition of CrossComm net of cash acquired                        0        (39,634)
    Acquisition of Lasat net of cash acquired                       (3,509)             0
                                                                 ---------      ---------
           Net cash provided by (used in)
              investing activities                                  (3,114)       (13,986)
 Financing activities:
    Borrowings (repayments)                                         (6,389)            (0)
    Proceeds from warrants/options exercised                           675          2,983
    Sale (purchase) of treasury stock                                  (28)        (4,750)
                                                                 ---------      ---------
              Net cash used in financing activities                 (5,742)        (1,767)
Effect of exchange rate changes on cash                               (767)          (915)
                                                                 ---------      ---------
Net increase (decrease) in cash and cash equivalents                (7,223)        (8,743)
Cash and cash equivalents at beginning of period                    34,029         41,663
                                                                 ---------      ---------
Cash and cash equivalents at end of period                       $  26,806      $  32,920
                                                                 =========      =========
Interest paid during the period                                  $     196      $      33
                                                                 =========      =========
Tax paid during the period                                       $   1,740      $   8,260
                                                                 =========      =========

                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements as of September 30, 1996 and 1997, are unaudited. In the opinion of the management of Olicom A/S (the "Company"), such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year.

It is recommended that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1996 Annual Report.

1.  NET INCOME PER SHARE

    Net income per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

2.  INVESTMENTS IN FINANCIAL INSTRUMENTS

    The Company invests cash resources not required for current operations in various financial instruments. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. Short-term investments consist primarily of shares in a U.S. mutual fund. The fund's investment policy is that a major part of its assets is invested in US Government bonds and other securities rated AAA by Standard & Poor's. The expected average maturity is approximately three to five years.

 3. INVENTORIES

    Inventories are stated as the lower of cost or market with cost determined on the basis of the first-in, first-out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Inventories consist of:

                                                            DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                                            -----------------    ------------------
                                                                                     (UNAUDITED)
                                                                        (in thousands)

    Finished goods                                              $  13,967            $  15,437
    Raw materials                                                   8,285                8,280
                                                                ---------            ---------
       Total inventories                                        $  22,252            $  23,717
                                                                =========            =========


4.  LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to cost and expensed over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease. Leasehold improvements and equipment consist of:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




                                                  DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                  -----------------   ------------------
                                                                          (UNAUDITED)
                                                              (in thousands)

Leasehold improvements                                 $   2,280          $   2,551
Equipment                                                 17,740             29,197
                                                       ---------          ---------
                                                          20,020             31,748
Accumulated depreciation                                   8,988             17,266
                                                       ---------          ---------

   Total property and equipment                        $  11,032          $  14,482
                                                       =========          =========

5.  REPORTING CURRENCY

    Although the Company and its Danish subsidiaries maintain their books and records in Danish kroner, as required by Danish law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

    The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S.
    dollars.

6.  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the Company's consolidated financial position or results of operations.

    As of September 30, 1997, research and development costs are net of a $1,170,000 subsidy received from a Danish Government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

                                   OLICOM A/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997.


The following discussion should be read in conjunction with the information contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, and the consolidated financial statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

Net sales increased $18.6 million, or 40.9%, from the three months ended September 30, 1996, to the comparable period of 1997. The Company believes that the increase in net sales during such period was due to several factors, including the revenues attributable to the former CrossComm Corporation (CrossComm), which was acquired on June 12, 1997, increased sales in the U.S. in general, and continued strength in the Company's traditional lines of business (especially, growth in sales of Token-Ring PCI adapters). Net sales during the third quarter of 1997 also benefitted from the introduction in mid-September, 1997 of the Company's Token-Ring and ATM switch products.

Gross profit increased $12.1 million, or 59.6%, from the three months ended September 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 44.6% to 50.5%. The increase in gross margins was primarily due to a favorable change in product mix and the inclusion of revenue from CrossComm's operations, which typically operates at a higher average gross margin than the Company has historically experienced.

Sales and marketing expenses increased $5.7 million, or 62.6%, from the three months ended September 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 20.0% to 23.0%. The increase in the amount of such expenses during such period was primarily due to increased marketing activities both in the United States and Europe, including higher costs associated with personnel expenses and promotional expenditures and the inclusion of expenses associated with CrossComm's operations. The Company expects that increased levels of sales activity will continue to require the commitment of additional resources to the sales and marketing of the Company's products. Accordingly, marketing expenses are expected to continue to be a significant percentage of net sales as a result of the planned continued investment in the Company's sales and support organization.

Research and development expenses increased $2.4 million, or 75.7%, from the three months ended September 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 7.0% to 8.7%. The increase primarily reflects the research and development activities that were acquired as part of the CrossComm transaction and the hiring of additional personnel required to support enhancements of current products and expenditures for new product development. All of the Company's research and development costs have been expensed as incurred.

General and administrative expenses increased $1.3 million, or 76.8%, from the three months ended September 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 3.8% to 4.8%. The increase in the amount of such expenses during such period primarily reflected the inclusion of expenses associated with CrossComm's operations and additional personnel and costs associated with the generally higher level of business activity.

The Company's operating income for the third quarter of 1997 was $8.9 million, compared to operating income of $6.3 million for the third quarter of 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company has two unsecured line of credit facilities for an aggregate amount of DKK 15.0 million ($2.2 million) and, in addition, a USD-denominated line of credit facility for $8.5 million, of which $10.7 million was unused at September 30, 1997. Under prevailing banking practice in Denmark, these lines of credit are terminable by the lender on 14 days prior notice (even if the Company is not in breach of the general conditions for such facilities) and are terminable without notice in the event of a breach thereof by the Company (subject to any applicable cure period).

On September 30, 1997, the Company's inventory levels had increased 6.6% from that recorded at December 31, 1996. The increase of inventory was due to the increased business volume following the acquisition of CrossComm.

Trade accounts receivable at September 30, 1997, increased 50.4% to $56.7 million, from that recorded at December 31, 1996. The increase during such period was primarily attributable to the increased levels of net sales.


BUSINESS ENVIRONMENT AND RISK FACTORS

Certain statements included in this Report are forward-looking. Such forward-looking statements, in addition to other information included in this Report, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements by, or on behalf of the Company. Further, the Company's future operating results may be affected by various trends and factors which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its business, financial condition or results of operations.

Such trends and factors include, without limitation, the following: overall demand for communications and networking products, economic and other considerations specific to the computer and networking industries, and general economic conditions; rapid technological change, frequent new product introductions, changes in customer requirements, continued emergence of industry standards, and evolving methods of building and operating networks, which require that the Company identify, develop, manufacture and market, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated, the failure of manufacturing economies to develop when planned, customer delays in purchasing products in anticipation of new product introductions or for other reasons, and the activities of parties with whom the Company has joint development projects; continued compatibility and interoperability of the Company's products with products and architectures offered by various vendors; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, without limitation, increased competition, capital spending patterns of end-users, the timing and amount of significant orders from distributors, value-added resellers ("VARs") and original equipment manufacturer customers ("OEMs") (including decisions by such customers as to the quantity of products to be maintained in inventories), the mix of distribution channels and products, and pricing, purchasing, operational and promotional decisions by distributors, VARs and OEMs (which could affect their supply of, or end-user demand for, the Company's products); the absence of long-term obligations on the part of distributors, VARs and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); declining average selling prices and short product life cycles, both of which could adversely impact the sales and operating margins of the Company; the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; unanticipated declines in the demand for network interface cards, which accounted for approximately 74.4% of the Company's net sales during 1996; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses, including, without limitation, the making or incurring of any expenditures and expenses in connection therewith (including, without limitation, any research and development expenses relating thereto) and expense attendant to the integration of personnel, operations and products associated therewith; the Company's ability to continue to improve its operational, management and financial systems and controls, and to integrate new employees; any interruption in the supply of any sole or limited source components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time; product supply disruption and increased costs as a result of the subcontracting of product assembly and aspects of component procurement, or in the event of political unrest, unstable economic conditions or developments that are adverse to trade in the countries in which certain of the Company's subcontractors conduct operations; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; the continued efficacy of steps taken by the Company to protect its proprietary rights, or the independent development by competitors of technologies that are substantially equivalent or superior to the Company's technologies; the loss of software or other intellectual property licensed from third parties; claims from third parties asserting that trademarks used by the Company, or technology used in the Company's products, infringe or may infringe the rights of third parties; risks associated with international operations, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, potentially adverse tax consequences, and seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world; the ability or inability of the Company to hedge against foreign currency, foreign exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

In addition, there are certain factors and risks relating to the acquisition of CrossComm by the Company, including, without limitation, whether the integration of the two companies' businesses is accomplished in an efficient manner, without diversion of resources from new product development, confusion or dissatisfaction among existing customers of the combined company, or temporary distraction of management attention from the day-to-day business of the combined company; the ability of the combined company to realize anticipated synergies; the continuation by distributors, VARs and OEMs of their current buying patterns without regard to the acquisition; the Company's success in implementing its distribution model in connection with the sale of CrossComm products; the incurrence of additional unanticipated expenses relating to the integration of CrossComm into the Company's operations; the completion by the Company of in-process technologies acquired in connection with the CrossComm transaction; and the ability of the Company to exploit the new technologies as they are developed. Further, unfavorable changes in the current political and economic environment in Poland (where CrossComm has conducted and the Company presently conducts significant research and development activities) or the imposition of restrictions on travel or technology transfers between Poland and the United States could have a material adverse effect on the business, financial condition or results of operations of the combined company

In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report and the press release included herewith are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described above under the caption "Business Environment and Risk Factors", together with such risks and uncertainties as are described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual consolidated results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Olicom A/S



Date:   February 20, 1998                           By: /s/ Boje Rinhart
                                                    --------------------
                                                    Boje Rinhart
                                                    Chief Financial Officer

                                 EXHIBIT INDEX


          Exhibit                  Description

          99.1                     News Release